April 13, 2007

VIA HAND DELIVERY AND EDGAR

Mr. Jeffrey P. Riedler, Assistant Director

Ms. Mary K. Fraser, Esq.

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Simcere Pharmaceutical Group
Amendment No. 2 to Registration Statement on Form F-1 (File No. 333-141539)

Dear Mr. Riedler and Ms. Fraser:

On behalf of our client, Simcere Pharmaceutical Group, a company organized under the laws of the Cayman Islands (the “Company”), we are enclosing ten (10) courtesy copies of Amendment No. 2 (the “Amendment”) to the Company’s registration statement on Form F-1 (the “Registration Statement”) filed with the Securities and Exchange Commission (the “Commission”) today. The Amendment has been marked to show changes to Amendment No. 1 to the Company’s Registration Statement filed with the Commission on April 5, 2007.

On behalf of the Company, we wish to thank you and the other members of the Commission (the “Staff”) for your prompt response to the Company’s request for comments. The Company wishes to advise the Staff that it printed the preliminary prospectus on April 5, 2007 and started its road show on April 9, 2007. Subject to market conditions, the Company currently expects to price the offering on or about April 19, 2007 and would like to submit the acceleration request on April 17 to request the Registration Statement to be declared effective on April 19 at 11:00 am, New York Time.

Set forth below is the Company’s response to the comment contained in the Staff’s comment letter dated April 11, 2007. The Company has revised the Registration Statement to comply with the comment. The Staff’s comment is retyped below for your ease of reference and is followed by a summary of the responsive actions taken.

Selected Consolidated Financial Data

Recent Developments, page 54

1.	Please refer to prior comment 2. We note that you have re-characterized the amounts shown in the section, Recent Developments, as estimates rather than projections. Given the significant increase in revenues, income from operations and net income that you estimate for the quarter ended March 31, 2007, we continue to believe that investors would benefit from an explanation and quantification of the factors underlying this apparent improvement in operating results. Please expand your disclosure to explain and quantify the events, transactions and trends implicit in “operating conditions prevailing in March 2007” that you estimate will improve your operating results for the quarter ending March 31, 2007 as compared to prior periods. Include a description of the significant components of revenues and expenses that would allow investors to better understand your operations and trends and uncertainties that you expect will have a material favorable or unfavorable impact in 2007. Provide sufficient discussion to allow investors to ascertain the likelihood that our past performance is indicative of future performance.

The Company has revised the referenced disclosure on page 54 of the Amendment in response to the Staff’s comment. The Company respectfully advises the Staff that it has set forth the important factors and prevailing operating conditions affecting the Company’s operating results in the three months ended March 31, 2007, including the growth of the pharmaceutical market in China, which the Company believes to have contributed to the corresponding increases in the Company’s revenues and income; the increase in sales of the Company’s innovative pharmaceutical Endu, and the higher demand for two of the Company’s major products, the Zailin and Anqi branded antibiotics, due to seasonality. The Company has also described significant components of revenues and expenses to assist investors to better understand the operations, trends and uncertainties that the Company expects will have a material impact on its business, financial condition and results of operations in 2007.

The Company further respectfully advises the Staff that, as indicated in the Amendment, the Company’s normal quarter-end closing procedures for the three months ended March 31, 2007 have not been completed. In addition, the Company respectfully submits to the Staff that as a privately held company, the Company had not prepared quarterly financial information prior to 2007 and has not included any such quarterly information in the Registration Statement. As a result, it is not practicable for the Company to quantify factors underlying improvement in its operating results or to make a meaningful comparison with prior quarters as the Company has not completed the procedures of allocating revenues and expenses into different categories for the three months ended March 31, 2007 and there are no available comparable quarterly financial data for prior periods that the Company could use to compare with its operating results in the three months ended March 31, 2007. The Company believes that the enhanced disclosure as set forth in the Amendment allows investors to better ascertain the likelihood that the Company’s past performance is indicative of future performance.

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If you have any questions regarding the Amendment, please do not hesitate to contact me at (852) 2514-7630 (work) or (852) 9032-1314 (cell) or Shuang Zhao at (852) 2514-7602 (work) or (852) 9408-6584 (cell).

Questions pertaining to accounting matters may also be directed to the Audit Engagement Partner, David Kong at (852) 2978-8266 (work) of KPMG, Hong Kong, the independent public accounting firm of the Company, or the Foreign Filing Review Partner, Kenneth Bunce at (852) 2826-8050 (work), of KPMG USCMG Ltd.

Very truly yours,

/s/ Leiming Chen

Leiming Chen

Enclosures

cc:	Mr. Jinsheng Ren, Chairman and Chief Executive Officer
Mr. Frank Zhigang Zhao, Chief Financial Officer
Simcere Pharmaceutical Group

Shuang Zhao
Simpson Thacher & Bartlett LLP

Alan Seem
Shearman & Sterling LLP

David Kong, Partner
KPMG, Hong Kong

Kenneth Bunce, Partner
KPMG USCMG Ltd.